AKBANK

RECEIVED
2005 SEP -7 P 5:23

Rule 12g3-2(b) File No. 82-34825

05010971

01.09.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Team Manager

Enclosure;

Resolutions of the Extraordinary General Meeting, held on 01 September 2005

6115-7/2003 (299)

AKBANK

File No : 82 - 34825

Adopted at the Extraordinary General Meeting of Akbank T.A.S. held on 01 September 2005, the following have been resolved;

1- In accordance with the "Regulation on Mergers and Acquisitions of Banks", ratification of Akbank's financial statements as of 30 June 2005,

2- The decision of merger by absorption of Ak Uluslararası Bankası A.S. into Akbank T.A.S., and the approval of the contract of merger by absorption approved by the Banking Regulation and Supervision Agency and the Capital Markets Board

3- In accordance with the permissions taken from legal authorities, the Bank's paid-in share capital to be increased by TRY 4,544 from TRY 1,800,000,000 to TRY 1,800,004,544, from reserves and shares worth of nominal TRY 4,544 to be given as "merger by absorption payment" to the shareholders of Ak Uluslararası Bankası A.S. - other than Akbank T.A.S. - and amendment of the B and C paragraphs of the 9th article of the articles of association.

01 September 2005